PLYMOUTH ROCK TECHNOLOGIES INC. ANNOUNCES BOARD APPOINMENT & GRANTS INCENTIVE STOCK OPTIONS

Plymouth, Massachusetts - November 29, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH)  ("Plymouth Rock", "PRT", or the "Company") is pleased to announce the appointment of George Stubos to the Board of Directors.

George Stubos is the President of Stubos Capital Inc., in Vancouver, Canada and has 25 years of Capital Markets, Energy and Technology investing experience leading early stage companies in their growth strategies. Previously, he was an investment advisor with Canaccord Capital and was a founder of Business Financial Publishing, Investorlinks.com, San Telmo Energy, Rolling Thunder Exploration, and Argentex Mining. In 2007, he founded Shaman Energy LLC, which was awarded a Production Sharing Contract by the Government of Mongolia and was sold to Ivanhoe Energy.  He is a member of the Association of International Petroleum Negotiators and the North America - Mongolia Business Council. He is also a founder of Taste the World (TTW), an annual wine-tasting event and silent auction. As a board member, he sponsors the event in support of the Angkor Hospital for Children, located in Siem Reap, Cambodia. Stubos attended the University of British Columbia where he studied political science and history and was a member of the Phi Alpha chapter of the Delta Kappa Epsilon fraternity.

Grant of Incentive Stock Options

The Company announces that it has granted an aggregate of 650,000 incentive stock options to directors and consultants of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. Any shares issued under the option grant will vest over a period of two years.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.